Exhibit 4.6
DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
References to “Catasys” and the “Company” herein are, unless the context otherwise indicates, only to Catasys, Inc. and not to any of its subsidiaries. As of December 31, 2019, the end of the period covered by this Annual Report on Form 10-K, Catasys has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s common stock, $0.0001 par value (“common stock”).

The following description of the Company’s capital stock and provisions of the Company’s amended and restated certificate of incorporation, bylaws and the Delaware General Corporation Law are summaries and are qualified in their entirety by reference to the Company’s amended and restated certificate of incorporation and bylaws. Copies of these documents have been filed with the SEC as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit.

As of March 6, 2020, the Company’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, of which 16,205,867 shares were issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.0001 per share, none of which were issued and outstanding. The authorized and unissued shares of common stock and preferred stock are available for issuance without further action by the Company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company’s securities may be listed. Unless approval of stockholders is so required, the Company’s Board of Directors will not seek stockholder approval for the issuance and sale of common stock.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of the Company’s common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

In order to protect certain tax attributes that may be available to offset future taxable income of the Company, the amended and restated certificate of incorporation includes provisions designed to restrict direct and indirect acquisitions of the Company’s common stock that could result in the imposition of limitations on the use by Catasys, for U.S. federal income tax purposes, of such tax attributes (the “Section 382 Ownership Limit”),The Section 382 Ownership Limit generally prohibits any direct or indirect sale, transfer, assignment, exchange, issuance, grant, redemption, repurchase, conveyance, pledge or other disposition of shares of common stock of the Company or rights or options to purchase such common stock or any other interests that would be treated as stock of the Company under applicable income tax regulations promulgated under the Internal Revenue Code, of 1986, as amended (the “Code”) if as a result of such sale, transfer, assignment, exchange, issuance, grant, redemption, repurchase, conveyance, pledge or other disposition, any person or group becomes a “Substantial Stockholder,” which generally includes a person or group that beneficially owns 4.9% or more of the market value of the total outstanding shares of common stock of the Company, or the percentage of common stock of the Company owned by a Substantial Stockholder would be increased or decreased. As a result of these restrictions, certain transfers of stock

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by or to existing Substantial Stockholders are prohibited. Any attempted transfer in violation of the foregoing restrictions will be null and void unless the transferor or transferee obtains the written approval of the Company’s Board of Directors. No employee or agent of Catasys will record any purported transfer to the extent that such transfer is prohibited by the Section 382 Ownership Limit, and the purported transferee will not be entitled to any rights of stockholders of the Company with respect to the securities that are the subject of the prohibited transfer, including the right to vote such securities and to receive dividends or distributions, whether liquidating or otherwise, in respect of such securities. The Section 382 Ownership Limit also requires, subject to certain exceptions, any person who acquires or attempts to acquire shares of the Company’s common stock or rights or options to purchase such common stock or any other interests that would be treated as such stock under the income tax regulations in violation of the Section 382 Ownership Limit described above to provide to Catasys such information as may be requested in order to determine the effect, if any, of such purported transfer on the preservation and usage of the benefit of the Company’s tax attributes. All certificates representing newly issued shares of the Company’s common stock as well as certificates issued in connection with the transfer of shares that are subject to the foregoing restrictions will bear a legend referencing such restrictions.
If the Company’s Board of Directors determines that a transfer would be prohibited, then, upon the Company’s written demand, the purported transferee will transfer the securities that are the subject of the prohibited transfer, or cause such securities to be transferred, to an agent designated by the Board of Directors. The agent will sell the securities to a buyer or buyers, which may include Catasys, in one or more arm's-length transactions that comply with the Section 382 Ownership Limit. If the purported transferee has resold the securities before receiving the demand to surrender them to the Company’s agent, the purported transferee will be deemed to have sold the securities for the agent and will be required to transfer to the agent any distributions received with respect to such securities and any proceeds of the sale of such securities (except for any proceeds which Catasys grants the purported transferee written permission to retain and which do not exceed the amount that the purported transferee would have received from the agent if the agent had resold such securities). The proceeds of the sale of any such securities will be applied first to the agent to cover its costs and expenses, second to the purported transferee, up to the lesser of the amount paid by the purported transferee for the securities or the fair market value of the securities at the time of the attempted transfer, and third to one or more charitable organizations selected by the Company’s Board of Directors. In no event will the proceeds of the sale of such securities inure to the benefit of Catasys.
The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation, the Company’s Board of Directors has authority to issue up to 50,000,000 shares of preferred stock without stockholder approval. The Company’s Board of Directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. The Company’s Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of Catasys and may adversely affect the market price of the Company’s common stock and the voting and other rights of the holders of common stock.

The Company’s Board of Directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that Catasys issues in the certificate of designation relating to that series.  This will include:

•the title and stated value;

•the number of shares being authorized;

•the liquidation preference per share;

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•the purchase price per share;

•the currency for which the shares may be purchased;

•the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

•whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•Catasys’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•the procedures for any auction and remarketing, if any;

•the provisions for a sinking fund, if any;

•the provisions for redemption or repurchase, if applicable, and any restrictions on the Company’s ability to exercise those redemption and repurchase rights;

•any listing of the preferred stock on any securities exchange or market;

•whether the preferred stock will be convertible into the Company’s common stock or other securities of Catasys, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•voting rights, if any, of the preferred stock;

•preemption rights, if any;

•restrictions on transfer, sale or other assignment, if any;

•the relative ranking and preferences of the preferred stock as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs;

•any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs; and

•any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

As of March 6, 2020, there were no shares of preferred stock outstanding.

Certain Anti-Takeover Effects of Delaware Law and Provisions of Catasys’s Amended and Restated Certificate of Incorporation and Bylaws

The Company’s amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

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Removal of directors and filling board vacancies. The Company’s amended and restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

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Transfer Restrictions. As described above, the Company’s Amended and Restated Certificate of Incorporation prohibits transfers of the Company’s common stock if it would result in an “ownership change” within the meaning of applicable tax regulations.

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Blank check preferred stock. As described above, the Company’s amended and restated certificate of incorporation authorizes 50,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable Catasys’s Board of Directors to render more difficult or to discourage an attempt to obtain control of Catasys by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Company’s Board of Directors were to determine that a takeover proposal is not in the best interests of the Company or its stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company’s amended and restated certificate of incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of Catasys.

In addition, Catasys is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with the Company’s Board of Directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for stockholders to benefit from transactions that are opposed by an incumbent board of directors.

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